SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                  under the Securities Exchange Act of 1934
                              (Final Amendment)

                      Southern Pacific Rail Corporation
                              (Name of Issuer)

                    Common Stock, Par Value $.001 Per Share
                       (Title of class of securities)

                                 843584 10 3
                                (CUSIP number)

                          Richard J. Ressler, Esq.
                          Assistant General Counsel
                          Union Pacific Corporation
                   Martin Tower, Eighth and Eaton Avenues
                       Bethlehem, Pennsylvania  18018
                               (610) 861-3200
          (Name, address and telephone number of person authorized
                   to receive notices and communications)

                               with a copy to:

                            Paul T. Schnell, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                          New York, New York  10022
                          Telephone: (212) 735-3000


               This Final Amendment amends and supplements the
          Schedule 13D relating to the beneficial ownership by UP Acquisition Corporation ("Purchaser"), a former Delaware corporation and a former wholly owned subsidiary of Union Pacific Railroad Company, a Utah corporation ("UPRR") and an indirect wholly owned subsidiary of Union Pacific Corporation, a Utah corporation ("Parent"), UPRR and Parent of shares of Common Stock, par value $.001 per share (the "Shares"), of Southern Pacific Rail Corporation, a Delaware corporation (the "Company").

               Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning assigned to such term in the Tender Offer Statement on
          Schedule 14D-1 filed with the Securities and Exchange Commission by Purchaser, UPRR and Parent or in the Offer to Purchase referred to therein.

          ITEM 4.   PURPOSE OF TRANSACTION.

               On September 11, 1996, in accordance with the Amended and Restated Agreement and Plan of Merger, dated as of July 12, 1996 (the "Amended Merger Agreement"), by and among Parent, UPRR, UP Holding Company, Inc., a Utah corporation and a wholly owned subsidiary of Parent ("Holding"), Union Pacific Merger Co., a former Delaware corporation and a former wholly owned subsidiary of Parent ("Mergerco"), and the Company, the Company merged with and into Holding, with Holding as the surviving corporation. A copy of the press release announcing consummation of the merger is attached hereto as exhibit
          (g)(9) and is incorporated herein by reference in its entirety. As a result, the Company is a wholly-owned subsidiary of Parent. This constitutes the final amendment to the Schedule 13D with respect to the Shares.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (g)(9)    Press Release issued by Parent on September
                    11, 1996 announcing consummation of the
                    merger.


                                  SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated: September 11, 1996     UNION PACIFIC CORPORATION

                                   By:  /s/ Carl W. von Bernuth
                                       Name:  Carl W. von Bernuth
                                       Title: Senior Vice President
                                                and General Counsel


                                     SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  September 11, 1996    UNION PACIFIC RAILROAD COMPANY

                                        By:  /s/ Carl W. von Bernuth
                                           Name: Carl W. von Bernuth
                                           Title: Vice President and
                                                  General Counsel


                                   SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  September 11, 1996    UNION PACIFIC MERGER CO.

                                   By:  /s/ Carl W. von Bernuth
                                       Name: Carl W. von Bernuth
                                       Title: Vice President



                                   SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  September 11, 1996    UP HOLDING COMPANY, INC.

                                   By:  /s/ Carl W. von Bernuth
                                       Name:  Carl W. von Bernuth
                                       Title: Vice President


                                 EXHIBIT INDEX

          (g)(9) Press Release issued by Parent on September 11, 1996 announcing consummation of the merger.